Peace Arch Entertainment Reports Q3 Fiscal 2007 Revenues of $20M and Net Earnings of $1.9M

Third Consecutive Positive Quarter Represents Period of Unprecedented Growth with Revenues of $51.6M Year to Date, Up 285% vs. Same Period in Fiscal 2006 and Net Earnings of $4.2M Year to Date

TORONTO—(MARKET WIRE) – July 13, 2007 -- Peace Arch® Entertainment Group Inc. (AMEX: PAE - News) (Toronto: PAE - News) today announced continued strong operating results for its third quarter of fiscal 2007, ending May 31, 2007, highlighted by the Company’s growth in revenues to CAD$20.0 million from CAD$8.8 million in the same period last year.  The Company’s revenues for the nine months ended May 31, 2007 were a record CAD$51.6 million, up 285.3% from CAD$13.4 million during the same period in fiscal 2006.

Peace Arch reported net earnings of CAD$1.9 million, or CAD$0.04 per diluted share in the third quarter, compared to a net loss of CAD$(0.4) million, or CAD$(0.02) per diluted share for the same period last year.  For the nine months ended May 31, 2007, net earnings were CAD$4.2 million, or CAD$0.11 per diluted share, as compared to a net loss of CAD$(1.9) million or CAD$(0.10) per diluted share last year.  The positive earnings reflects the higher revenue volumes and the Company’s strategy of growth with a focus on the distribution side of the business.

Gary Howsam, Chief Executive Officer of Peace Arch Entertainment, said "Our third quarter results reflect our commitment to the Company’s growth and profit strategy.  The Company has established new benchmarks in revenue and earnings for this quarter and year-to-date through accretive acquisitions and a strong focus on distribution and sales.  With a strong, veteran management team in place and high quality programming in our pipeline, we expect Peace Arch to continue to build on this momentum for the remainder of 2007 and beyond.”

The Company delivered twelve episodes of television programming during the quarter, including the remaining five episodes of the dramatic new series “The Tudors,” seven episodes of a lifestyle series, four made-for-television movies and two feature films.  This is compared to the delivery of four feature films and one made-for-television movie in the third quarter last year.  Peace Arch’s Home Entertainment segment continued to report strong revenues and earnings in the quarter.

During and subsequent to the third quarter, the Company achieved several key milestones in support of its strategic growth initiatives as follows:

•

On July 3, 2007, acquired 100% of the membership interests of Trinity Home Entertainment, LLC, an independent DVD distributor of feature films in the United States.  The cost of the purchase was CAD$8,472,000 (US$7,975,000) consisting of 229,358 common shares of the Company valued at CAD$530,000 (US$500,000) and cash consideration of CAD$7,942,000 (US$7,475,000).  The purchase agreement also provided for payment of a maximum additional consideration of CAD$2,135,000 (US$2,000,000) based on certain results of operations as reported in Trinity’s audited financial statements for the years ended December 31, 2006 and 2005.

•

On June 8, 2007, completed a private placement of 13,200,000 common shares for gross proceeds of CAD$33,000,000 (net proceeds of $30,708,000).  The net proceeds were used to repay debt and for general working capital purposes.  The remaining proceeds will be used to finance the acquisitions of Trinity Home Entertainment, LLC and Dufferin Gate Holdings Inc.

•

On May 17, 2007, entered into a binding agreement to acquire the Toronto-based company Dufferin Gate Holdings Inc. (“DGH”) the parent holding corporation of Dufferin Gate Productions Inc (“DGP”), a leading provider of production services and facilities. Under the terms of the agreement, the Company will acquire 40.01% of the total issued and outstanding shares of DGH and will subscribe for preferred shares, such that together, the Company will have 50% of the voting rights in DGH for CAD$2,400,000.  The Company intends to grant an option to the remaining shareholder to require the Company to purchase all of the remaining issued and outstanding shares of DGH for a price of CAD$3,600,000. The option is exercisable no later than January 31, 2008. The closing of the acquisition is scheduled for July 31, 2007.

•

Appointed industry executives Kevin Byles and Victor Rodriguez as President and Executive Vice President respectively of International Distribution to oversee the Company’s international sales and distribution.  Both joined the company from Chum International and will be based at the Peace Arch offices in Toronto.  In addition, the Company further expanded its worldwide distribution team by adding industry veteran Julie Sultan as Executive Vice President, International Theatrical Film Sales.  She will be based in Los Angeles.

•

Launched a new theatrical distribution division, Peace Arch Releasing.  The division’s first release will be the feature film “Interview”, which is scheduled to be released in theatres in Toronto, Montreal and Vancouver on July 20th and “Delirious,” is scheduled to open in New York City on August 15th.

During the quarter, the following significant operating events occurred:

•

Delivered the remaining five episodes of the ten-hour dramatic television series “The Tudors,” and renewed its contract with Showtime Network for a second season.

•

Signed a licensing agreement with Genius Products, LLC, one of the leading home entertainment distributors in the United States, for the U.S. distribution rights for two of the Company’s feature films, “Final Draft” and “The Cradle.”

•

Acquired worldwide distribution rights to the feature film “The Deal,” adapted from a best selling book, and starring Meg Ryan, William H. Macy, LL Cool J and Elliott Gould, produced in South Africa.  A 2008 theatrical release is planned by the Company.

•

Acquired worldwide distribution rights for all media to the feature film “Winged Creatures,” which stars 2007 Academy Award®-winners Forest Whitaker and Jennifer Hudson, 2007 Academy Award®-nominee Jackie Earle Haley, Kate Beckinsale, Dakota Fanning and Guy Pearce.  Sony Pictures Worldwide Acquisitions Group has acquired the U.S. distribution rights in all media for the feature film, and the Company completed licensing agreements in key international markets including Latin America, Australia and New Zealand, South Korea and Hong Kong.

•

Partnered with Reader’s Digest and Twentieth Century Fox to produce and distribute a feature film starring Dean Cain that is based on a true story published in Reader’s Digest, “Ace of Hearts.”

•

Acquired worldwide rights to the new feature films “Shred” and “Shred 2” snowboarding action comedies, starring popular comic actor Tom Green, scheduled to be released during the next two skiing and snowboarding seasons.

•

Began production on a new television series, "Air Dogs," completed a new television movie, "All The Good Ones Are Married," and announced two television series have been green-lighted for second seasons, "Makeover Wish: Season 2" and "The Last 10 Pounds Boot Camp: Season 2."

As of May 31, 2007, Peace Arch’s total shares outstanding was 34,351,712 Common Shares (including 222,689 shares in escrow) and 4,347,825 Series I Preference Shares and 4,347,825 Series II Preference Shares.  The Company also has outstanding 679,000 Common Share purchase warrants.

Conference Call to Discuss Q3 Financial Performance Monday, July 16, 2007 at 12 Noon Eastern, callers within the United States can access the conference call by calling (800) 230-1059; when prompted tell the operator you would like to connect to the “Peace Arch conference call.” International callers can dial (612) 234-9959. An online audio web simulcast of the call will also be accessible at http://www.trilogy-capital.com/tcp/peace-arch/.

For full Financial Statements, Note Disclosure and MD&A, please refer to the Company’s filings, which are available at: www.sedar.com and www.sec.gov/edgar.

About Peace Arch® Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 500 classic and contemporary titles. Peace Arch Home Entertainment is one of the leading distributors of DVDs and related products in Canada. Peace Arch Releasing distributes feature films theatrically in the United States and Canada. For additional information, please visit www.peacearch.com.

For more investor-oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contact:

Roy Bodner

Vice President Public Relations

Peace Arch Entertainment

(310) 776.7208

Email Contact

Or

Financial Communications

Trilogy Capital Partners

Ryon Harms

(800) 592-6067

Email Contact

Peace Arch Entertainment Group Inc.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	May 31 2007 $ (unaudited)	August 31 2006 $ (audited)

Assets

Cash and cash equivalents	1,130	1,216

Accounts and other receivables	41,192	21,471

Inventory	2,004	1,830

Investment in film and television programming	42,924	29,174

Prepaid expenses and deposits	316	370

Property and equipment	1,347	571

Intangible assets	2,091	1,875

Other assets	1,507	511

Goodwill	8,744	5,252

Restricted term deposits	22,211	21,272

	123,466	83,542

Liabilities

Bank credit facility	3,000	1,811

Accounts payable and accrued liabilities	20,426	11,384

Term loan	2,738	-

Note payable	267	-

Production loans	46,447	29,762

Deferred revenue	1,336	799

Future income tax liability	716	883

Revenue guarantee obligation	22,211	21,272

	97,141	65,911

Shareholders’ Equity

Capital stock	26,814	21,760

Contributed surplus	3,282	2,864

Warrants	309	1,010

Other paid-in capital	680	680

Deficit	(4,760)	(8,683)

	26,325	17,631

	123,466	83,542

Peace Arch Entertainment Group Inc.

Consolidated Statements of Earnings (Loss)

(expressed in thousands of Canadian dollars, except per share amounts)

	Three Months Ended May 31		Nine Months Ended May 31
	2007 $ (unaudited)	2006 $ (unaudited)	2007 $ (unaudited)	2006 $ (unaudited)

Revenue	20,006	8,824	51,612	13,394

Expenses
Amortization of investment in film and television programming, and other production costs	10,873	3,015	26,344	4,781
Home entertainment direct costs	3,563	3,423	12,059	4,843
Selling, general and administrative	3,320	2,268	7,840	4,959
Other amortization	140	132	463	222

	17,896	8,838	46,706	14,805

Earnings (loss) from operations before the undernoted	2,110	(14)	4,906	(1,411)

Interest income	408	333	1,075	829
Interest expense	(1,118)	(828)	(2,654)	(1,916)
Foreign exchange gain	861	83	196	589
Gain on sale of asset	-	-	-	43
Legal settlement	-	-	957	-
Loss on settlement of obligation	(396)	(15)	(409)	(15)

Earnings (loss) before income taxes	1,865	(441)	4,071	(1,881)

Income tax recovery	48	-	167	-

Net earnings (loss) for the period	1,913	(441)	4,238	(1,881)

Net earnings (loss) per common share
Basic	0.05	(0.02)	0.12	(0.10)

Diluted	0.04	(0.02)	0.11	(0.10)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Deficit

(expressed in thousands of Canadian dollars)

	Three Months Ended May 31		Nine Months Ended May 31
	2007 $ (unaudited)	2006 $ (unaudited)	2007 $ (unaudited)	2006 $ (unaudited)

Deficit – Beginning of period	(6,562)	(5,830)	(8,683)	(4,255)

Preference share dividends	(111)	(79)	(315)	(214)
Net earnings (loss) for the period	1,913	(441)	4,238	(1,881)

Deficit – End of period	(4,760)	(6,350)	(4,760)	(6,350)

Peace Arch Entertainment Group Inc.

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)

	Three Months Ended May 31		Nine Months Ended May 31
	2007 $ (unaudited)	2006 $ (unaudited)	2007 $ (unaudited)	2006 $ (unaudited)

Cash flows from operating activities
Net earnings (loss) for the period	1,913	(441)	4,238	(1,881)
Items not affecting cash
Amortization of film and television programming	9,591	1,299	20,957	2,475
Income tax recovery	(48)	-	(167)	-
Amortization of deferred financing costs	32	302	58	414
Other amortization	140	132	463	222
Stock-based compensation and warrant costs	366	494	672	737
Loss on settlement of obligation	396	15	409	15
Gain on sale of asset	-	-	-	(43)
Investment in film and television programming	(5,312)	(2,289)	(26,617)	(12,744)
Changes in non-cash operating working capital	(13,612)	(244)	(11,427)	2,327

	(6,534)	(732)	(11,414)	(8,478)

Cash flows from investing activities
Acquisition of kaBOOM! Entertainment Inc., net of cash acquired	-	-	-	(3,176)
Acquisition of Castle Hill Productions Inc. and Dream LLC	135	-	(9,517)	-
Deferred acquisition costs	(917)	-	(917)	-
Property and equipment purchases	(472)	(9)	(887)	(136)

	(1,254)	(9)	(11,321)	(3,312)

Cash flows from financing activities
Bank credit facility	950	-	1,189	-
Issuance of term loan	(274)	-	2,938	3,500
Repayment of term loan	(200)	(53)	(200)	(53)
Deferred financing costs	-	-	(381)	(416)
Production loans	9,490	2,667	48,489	15,743
Repayment of production loans	(7,966)	(3,130)	(31,340)	(9,797)
Issuance of preference shares on exercise of warrants	653	689	930	1,516
Issuance of common shares on exercise of stock options	324	117	346	117
Issuance of common shares on exercise of warrants	399	-	678	-

	3,376	290	22,649	10,610

Decrease in cash and cash equivalents	(4,412)	(451)	(86)	(1,180)

Cash and cash equivalents – Beginning of period	5,542	699	1,216	1,428

Cash and cash equivalents – End of period	1,130	248	1,130	248

Supplemental cash flow information
Interest paid	824	338	2,320	1,176